Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following is a transcript of an appearance on the Hurdle Rate Podcast by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”), on August 25, 2025, in connection with Strive’s proposed business combination with Asset Entities Inc. (“ASST”). A link to the appearance is here: https://www.youtube.com/watch?v=BJgIbOkyBn8&list=PLoB1eZWSVHVbHsHgaIIp0cy0MSDoz7uo0&index=1.

Tim Kotzman  00:00

Welcome back to the Hurdle Rate. I'm Tim Kotzman. I'm here with Matt Cole, Ben Werkman and Avik Roy, our first ever guest. And what a week, guys, we had a flash crash from you know, I thought we were going 125,000 but flash crashed down to 110,000 maybe back up to 114 haven't checked it in the last couple hours, but obviously we've had the Fed softening on the rates outlook, the Fed removing the inflation target of averaging 2% and the US government taking a 10% ownership stake in Intel. So we'll get to all that and more, but think I'll pass it right over to Avik to introduce himself, and we'll go from there.

Avik Roy  01:15

Well, hi, it's truly an honor to be the first guest on the hurdle rate. I have been a longtime listener. It's been so fun to watch the Hurdle Rate grow right, grow. I've been recommending it to all my friends. You guys do such a great job of educating people about Bitcoin Treasury companies. So it's great to be here. I, for those who don't know who I am, I'm a guy who I spent a dozen years on Wall Street as a biotech and healthcare investor at places like Bain Capital and JP Morgan, and then fell down the rabbit hole of trying to fix the healthcare system and reduce the federal deficit by working in the think tank world and advising a bunch of presidential candidates. So I did that for a bunch of years, and then but got involved in Bitcoin around the same time, and watched that become a big thing, and so I got more involved in the Bitcoin community. Now I'm on the board of the Texas Bitcoin Foundation. I do a lot of writing about Bitcoin policy. I'm a Senior Advisor for the Bitcoin Policy Institute, and I am going to be joining the board of Strive as it goes public in hopefully a couple of weeks.

Matt Cole  02:18

Pumped to have you on Avik. And for Jeff, we got Jeff in the air to Bitcoin Asia right now, I will be in air in a couple hours. Think that's going to be a pretty massive event. So probably next week, that'll be a good topic to get a debrief from. Oh, looks to be a massive event, 17,000 people. I think Vegas was 30,000 the average conference is probably like 500ish people or something like that. These are, these are massive, massive conferences. But when, when Jeff couldn't make it, was pumped to bring Avik, because, you know, we've had a ton of good conversations around Bitcoin. When, when strive curse became a Bitcoin Treasury company. You were the first person that they put me in touch with on someone that he thought I needed to talk to. And obviously we met in DC, had a Bitcoin Policy Institute event and pumped to have you on the board, pumped to have you on the show today. And for those that didn't see, strive had pretty major news today. We announced that our boat is live to go public. So obviously, we cover a ton of on Bitcoin Treasury companies now, and Bitcoin is dropping. And it's the only time in my history I'm like, pumped to see Bitcoin dropping is we're getting closer and closer to, you know, unlocking our $750 million PIPE, buying a bunch of Bitcoin and, you know, more importantly, starting a perpetual Bitcoin strategy, right? Or we talk about and deconstruct here. So we are on track to get this closed by Autumn, which is what we said, and get this board up and running.

Avik Roy  03:51

I tell you, it's most exciting thing I'm doing. So, you know, I'm a busy guy. It's not like I don't have other things to do. But when, when you guys wrote me into this, I have to say it's been even more exciting every week I've spent being involved in helping you build this thing out, and really grateful to be a part of it. And just there's, it's, it's been obviously an interesting time. There are lots of people who are sort of old school Bitcoiners, like, what are these Bitcoin Treasury companies? What do you guys do? I mean, you guys talk about this on the show every week, and it's just been fun to engage a lot of my friends who are part of that community and engage them on all these arguments and counter arguments and hopefully prove to them that we've got something to some value to add here.

Ben Werkman  04:30

Absolutely, and Matt, maybe for the people that are listening who might not be as familiar with these types of transactions, can you kind of walk us through what the timeline looks like from here? So you guys started, you know, several months back, announcing the merger, and then it kind of goes into this, you know, no active or low activity zone to the outside looking in, right? Obviously, tons of activity happening every day, behind the scenes. But what's that process look like from here, when it gets to the vote stage?

Matt Cole  04:59

Yeah, and maybe. Industry line of what is the process? Because a lot of people see this quiet and they just assume, no, we're just sitting there waiting around or what's going on, right? And so every company and every merger can take different paths, and there's different reasons why you might choose Path A versus path B. But for us, we announced the merger, then we announced the definitive agreements, raised the PIPE, and then at that point, it was really marching towards getting our S-4 filed and getting declared effective. And when you're doing that stuff, there's a lot of conversations with regulators behind the scenes. You're filing documents privately. You're waiting to hear back if there's any comments, and if there is comments, you're addressing them, and all of these things you can't talk about publicly. And so it just gets this, this silent period. And then, you know, we were deemed effective on Friday, and then we opened the vote today, actually. So the vote is now live, where the shareholder meeting for ASST's reverse merger with strive will be on September 9. So there's this, there's this window right now, for now until September 9, people can vote their shares. And so that is just the election period. And so for that period, also, like this guy, kind of gets into why so many of these different things are different. So ASST is a Nevada company which is different than a Delaware company. And all these different companies have different regulations on how long a vote has to be live. So for a Nevada company, you have to have it live for 10 calendar days. So you know, we are going to be beyond 10 calendar days. But then you talk to lawyers and the people that actually, you know, get the vote, and they'll say, you cannot, literally, you cannot close a vote on Labor Day week. So then you push past Labor Day a week, because there's like two weeks a year that there's never been a transaction that's closed to vote on, and Labor Day week is one of them. So then you push back into the following week. That's how you get the September 9. It's the first Tuesday through Thursday window, which is also a thing you don't close votes on Mondays or Fridays. So the first Tuesday through Thursday window post Labor Day where you've checked the 10 day box, you will call our shareholder meeting. And you know, I think when you look at the dynamics there, you know, what I can say is that 40% of the vote is already contractually, you know, agreed to vote yes. And so for the remaining 60, we need 10 out of 60, 10% out of 610, out of 60, to get to yes. And if we do, we will close this transaction. So, you know, if you are a shareholder, vote, yes. You know, historically, retail doesn't vote. I think we're in an extremely, extremely strong position to close this transaction. But no, we want to. We don't want to just strive for 50.1 we want to. We want to blow past that so, oh yes, and then post close. So it'd be September 9. It was just really administrative to actually close the transaction. So it could take a few days. But for us, after that vote is done, the transaction should close very quickly thereafter, and at that point, you know, we can quickly call the PIPE chairs, deploy the initial Bitcoin, and do all the different types of things that we can do. And then that for us, as we've talked about, you know, previously, you know, we were doing a reverse merger on a SPAC transaction. So, you know, we expect for there to be a shelf eligibility, which, you know, allows for things like common equity issuance, a perpetual preferred IPO, stuff like that. All those things are in our roadmap because of the position we're in right now, with a large pipe and no debt and those sorts of things. So, you know, it's going to get it's going to get going, and it's a Summer is almost over, which is the perfect time to get going.

Ben Werkman  08:41

No better time than today. No, that's a huge, huge accomplishment. I mean, there's a huge amount of work that went into that. I mean, people don't realize how many months before they even hear about it. All of this starts right? These transactions are not slow or quick to close. This isn't where you come up with the idea, and all of a sudden, you know, you're done in a couple of weeks. This is a lot of people putting in a lot of hours behind the scene for months on end, and then you're just beginning when you start doing the filing. So massive, massive deal. So well done to the strive team.

Matt Cole
Thank you.

Tim Kotzman  09:11

You guys want to dive into what happened in Jackson Hole and how that might affect everything moving forward, especially the historic Q4 of the year you’ve been having.

Matt Cole  09:26

Absolutely maybe I'm happy to kick it off. I've followed the Fed, talked to people at the Fed, as you have as well over the years. And obviously that was for me, that was actually what initially made me a Bitcoiner. Is talking to the Fed and having them gaslight me on how they weren't printing money, and the only reason they weren't because they were money laundering through Goldman Sachs versus buying directly from the Treasury. But you know, absent, you know that when I look at what they did so they removed the guidance that said that over time, they will target 2% interest rate. Um, my view, and I've kind of called this out for years, is that dual mandates don't work. And this is not something with regards to the Fed that I go back to. Well, oftentimes you'll hear me, you know, when I talk about Bitcoin Treasury companies versus crypto Treasury companies talk about building your house upon a rock, that's a biblical analogy. Well, a biblical analogy here is that you can only serve one master, and so what is your master? What is your number one priority? And technically, the Fed has two priorities. It's to control the rate of inflation around 2% and then also to control employment. And my view is they actually have three mandates, but they've never been. There's never, there has not been, actually a lack of priority. There's been actually a clear priority, but they just haven't, publicly, not acknowledged those three priorities. And so I think that their first priority is to ensure a liquid and functioning Treasury market. It's actually not inflation or employment, it's and what I would say to support that is, anytime there is any fraying at all in the treasury market, the Fed will act within 24 hours, and they'll act within 24 hours, and they'll inject liquidity. They'll do emergency operations to ensure that the Treasury market functions appropriately, and so they will use their biggest bullets when the Treasury market falters or wobbles or anything like that. And I think that is clearly their number one objective is to be able to ensure that the US government can issue debt and issue debt to fund the perpetual deficit that we have, which is the reason that there is a perpetual strategy for Bitcoin Treasury companies. That is number one mandate for the Fed. The number two mandate is employment. And so they care, in my view, much more about employment than inflation. And the number three, one is inflation. I still think they care about inflation, but I don't think it's one of their top priorities. And I think that this messaging is consistent with the fact that it is now more explicitly, less of a priority, but not that they don't care. They would love to have inflation under control. I know that they still would.

Avik Roy  12:15

That's a really sophisticated insight, Matt about how they really prioritize the the functioning of the Treasury market and financial markets in general. I mean, that's there's no doubt about it. I I'm actually working on a book on why experts fail and the Fed plays a major role in my book. And I just, I just finished a biography of Alan Greenspan called The Man Who Knew by a guy known Sebastian Mallaby. And he goes into a lot of this stuff, because Greenspan was there from the, you know, the mid to late 80s, you know, in terms of being chairman of the Fed to, I guess you could say the, you know, kind of mid to late 2000s a 20 year period. He was longest serving Fed Chair of all time. And if you want to draw a couple of patterns from his tenure at the Fed. And remember, he was really glorified as there was a book by Bob Woodward of Watergate fame that was titled The maestro, about how Greenspan was this, you know, Titan who, you know, conquered the world basically, and figured out how to solve economic cycles. And no, he didn't. He just got, he got to take advantage of the fact that the rise of China and the internet allowed consumer prices to stay low, and that allowed them to run a fairly loose monetary policy, which led to asset bubbles. And Greenspan's view explicitly, and they had a lot of actually internal debates at the Fed about this. At the time, his view was taking from the S&L bailouts of the late 80s and the Asian financial crisis and all these other things. His view was that, well, these financial bubbles and busts happen, and we've always been able to clean them up by injecting liquidity. So we really don't need to worry about asset bubbles. And so we can be we can let things run hot and just and worry about and be happy that CPI is low or PCE is low, and we're seeing that same pattern again. Now, right where to your point? You know, there are a lot of people who say, well, the Fed should just focus on inflation. The problem is they don't measure inflation correctly. So if they're only focused on PCE, CPI inflation, consumer price inflation, they're actually going to be measuring the wrong thing and continue to watch asset prices inflate. And that's what I really worry is happening here. And the other piece of it too, and I'll wrap with this, is I think what Powell did this past week at Jackson Hole was extremely interesting for a couple of reasons. One, obviously, he reversed the average inflation targeting and is now going to just target 2% that's an improvement, I guess you could say. But what's really interesting about it is that he was caught between a rock and a hard place. The Rock being that inflation is still high, it's still around 3% CPI inflation or PC inflation, and. And, yet employment is the labor market is softening. And so he's basically saying he's prioritizing your point, Matt, he's saying we're going to prioritize the employment mandate over the inflation mandate, even if you know to my point, you know to my argument, if the CPI, PCE isn't as isn't as important as the Fed makes it out to be, and that's a recurrent that's going to be a thing that is going to be a common theme of the next decade, two decades, three decades, is that these mandates are going to be in conflict. The debt is now the interest payments on the debt are higher than the defense budget. How are you going to manage that? Well, you got to keep interest rates low. Well, what happens if inflation is high and interest rates are lower. You know, raise interest rates and therefore, like, make the debt even worse, which then makes it even harder to maintain the dollar interest rate. It's a really big problem. And I thought what you saw this week was a Fed Chairman wrestling between these two competing priorities, and that wrestling is going to continue for the foreseeable future.

Ben Werkman
How much do you think the rollover in the short term debt is playing into this shift now as well? I mean, I was just looking back at the yield curve over the past couple of years and seeing all the variation that's been out there in front of it. And you know, you still have short term yields that are fairly high. I mean, the 10 year now is higher than the two year. You didn't used to have that, but the very short term to 30 days are still pretty high. How important do you think it is for them to really put pressure on driving those down here over the next six months? I mean, there's a lot of debt that's going to have to roll

Avik Roy
You know, Matt, I'm interested in your take on this. There was a there was a movement at free up the think tank I run, we really pushed hard to try to get the Treasury Department to issue 50 and 100 year treasury bonds, or Treasury securities, back when interest rates were at zero, and Mnuchin, Steven Mnuchin, the then Treasury Secretary, was the guy who basically blocked it. And here we are now with a lot of this debt maturing and rolling over. And it's a it's, I think, the most catastrophically bad decision the Treasury Department has made in the last generation.

Matt Cole  17:03

So before we knew each other over i, from my previous seat at CalPERS, was arguing for the exact same thing. So one of the Treasury, one of the portfolios I managed, there was their US Treasury portfolio, which is long duration treasuries. And it was, it had a benchmark. So if the US would have issued 100 year bonds. We would have bought 100 year bonds, at least some, because it would be in our benchmark and and the reason that they didn't came back to this. They wanted to be a consistent issuer always. And so they're like, Well, you know, like we might do it now, but we may not want to do it in the future. And the markets really care of on this, you know, stable issuance. I was like, I don't, I don't even agree with that. Like, you have interest rates at zero, you could fund debt 100 years out into the future. Like you do that, you do that, do that all day. You figure out, you know, any small problems on the back end. And if you decide you don't want to be a consistent issuer well, and you termed out a lot of the debt opportunistically, in a way that's going to help the American people. But as far as like, the short term, like, I guess I just come back to like, my like, first principle on this is that we're never going to stop devaluing the dollar. We're never going to stop printing money? And so, like, if we lowered interest rates, does that help? Yeah, you're just kind of playing this game of, like, how low can you put interest rates before you lose control of the backend, without the Fed having to buy because if you lower it too much, then the backend actually goes up, because inflation expectations go up. But ultimately, what the Fed, I just don't think, can possibly ever put into their mandate is the thing that they should be looking at, which is asset price inflation. Because asset price inflation is too fundamentally tied to US treasuries in a functioning US Treasury market, which means you need to keep that liquid and flowing. And because of the debt issuance, you can't, like, I just don't, I don't see how they don't just let that run, absent fiscal conservatism, which we know is bipartisan, not in style. And so it just, it just kind of comes back to this, you know, macro thesis, this one big idea that they're never going to stop devaluing the money? And if they aren't, then you can put on these perpetual trades, which is obviously what Bitcoin Treasury companies are looking to do. You know what these perpetual, you know, fixed perpetual equity instruments. And I just, I don't see how you stop that outside of stop spending money. And so, you know, would it be on the margin helpful for them to lower rates? Yes, do I think they should given everything we said, Yes, but this is all you know. This isn't fixing in any way the fundamental problem of the debt crisis of this country.

Ben Werkman  19:53

So now shift back to your prior seat, right? So now you're a fixed income portfolio manager, and you're hearing this message come out of Jackson Hole. How does that change the way you're looking at the markets and the outlook now?

Matt Cole  20:06

Yeah, so, so it's a, it's a dovish shift. And so typically, when the Fed goes dovish, you look to go out the risk curve in some way, shape or form. And so, you know, I think when you're managing a fixed income portfolio, there's different ways you can take a view you can take a view on the curve. Is the curve going to steepen, flatten all steepen, which means that the front end comes down and it steepens the curve, or bear steepen, and which means the back end is rising. Or there's all these different types of ways that you can make interest rate change bets. But for most fixed income investors, that's not where 80% of the Alpha comes from. It comes more from taking credit risk and taking credit risk like kind of more perpetually taking credit risk, but then opportunistically increasing the size of that bet. And so typically, when the Fed goes dovish, you want to increase the size of the riskiness of a of a portfolio and fixed income instruments. So I mean, how do you get yield? Well, I can tell you a pretty good way to get yield and fixed income right now. You buy some Microstrategy, perpetual preferred equity instruments, and flip around to 10% nine, 10% yield. That's really, really high yield. It's out the risk spectrum. It's tied to Bitcoin to, I think that's super attractive, do I think a lot of fixed income portfolio managers will do that? No, but I just think about the macro landscape that has only just got more attractive based on the last week.

Avik Roy  21:30

The equity markets. As an equity guy, the one thing that the equity markets traders and portfolio managers we used to say to each other all the time was, don't fight the Fed, and because the fact is, the what the Fed wants to do will overwhelm any fundamental strategy you have. And you know, as that relates to Bitcoin Treasury companies on the equity side, right, it's going to mean that there's going to be upward pressure on equity prices overall. And you know, to the degree that that Bitcoin, Treasury companies have the common shares as a resource, you know, that's something you can think about too. The common shares will go up if multiples expand, then that's a resource for Treasury companies, as well as Michael Saylor has shown over the years. So that's that's going to be interesting to watch, you know, and it's hard to imagine, in a in a fundamental way, or in a conventional market, interest rates going back to zero. Because how do you bring in interest rates low again, in an environment where inflation is stubbornly at 3% or thereabouts, having said that, we've, we've lived, if you're 40 years old or 30 years old, your entire life has been, you know, being bouncing from one massive crisis to the next, from 911 to the financial crisis to covid. What's the next crisis going to be? Will the Fed drop interest rates and go back to QE three or four? You know, all these things can be justified in a crisis? That's the Bernanke Greenspan model. And I see no evidence that the Fed doesn't feel like that's they shouldn't that they should continue that model. They should continue that model. That's their view. And so they're going to, we just don't know when it's going to be.

Ben Werkman  23:14

So what's your view in the short term markets? So obviously, the day that they made this speech, that Paul was out there talking to Jackson Hole, you saw equities rally, you saw Bitcoin rally. And now just the very next week, you've started seeing things start pulling back out. What do you think's causing that drawdown now?

Avik Roy  23:29

Yeah, you know, it's interesting. There may have been some selling on the news. I mean, that could be part of what happened today. I mean that, you know, there was a surprise, obviously, last, tail end of last week, with, with, with Powell being more dovish than people expected. But if you look at so if you have a Bloomberg terminal, which of course, most podcast listeners don't have, but if you have a Bloomberg terminal, there's this function called WIRP, or the world interest rate probabilities screen, which basically is a lot of different ways in which market participants are predicting future action on interest rates around the world, and obviously, especially in the US. And what's interesting is there, the market is betting that interest rates are going to continue to go down modestly in the US and around the world. And obviously, once there's a new Fed chair, we know that Trump really wants a dovish Fed Chair going forward. So you put all that together. These are things, again, in the market already knows, but, but that seems to at least signal that you know you're not going to if the markets expecting that. I think the question from a short-term trading standpoint is, how much is that priced in or not? I don't, I don't. I'm not smart enough as a trader to be able to tell you that, but, these are things that that are, they're being actively discussed so that you would think the market is pricing that in already. All right, Matt's going to pull up his Bloomberg. So there it is. There it is, yeah, so you see Matt, why don't you walk people through what you're showing them there?

Matt Cole  24:53

You can see the meeting dates and then the percent, the cuts that are priced in. Yeah, and then the implied great change and percent hike. So right here, you're seeing point eight, two cuts priced in 82% chance of a cut. And then you can see, see it kind of go from one to the next. And then you can see the implied rate that is, that is implied, by the markets as time goes on. And so you can see the rate coming down over time, down to about 3% in 20 in 2027, and so, I mean, there's also the graphs that people haven't seen of what is predicted by the markets, and then what actually happens. And what you'll see is that the market is historically bad at predicting what the Fed will actually do. So, you know, you can, you can only read so much into this as you as you go out further into the future on what will actually happen. But you know, I think you know, from my perspective, as far as, like, the market pricing, you know, the Fed made comments, they haven't made an action yet. And so there's still risk of whether action will happen, whether it won't happen. And I think you just have some seasonal changes in, like, you know, short term markets that you know leverage can be, can take place and wipe people out. And I think if you just actually think through what happened. It is bullish, it is dovish and, and this kind of gets into, you know, the market can stay irrational longer than you can stay solvent. I mean, this is, you know, less than a week post change. And, you know, Bitcoin is, is down a bit, you know, like, basically, it broke out in July, above 108 and right now it's retesting that. And 108 was a high from December. Like, like, this is just normal market stuff at this point. Like, you know, if the market, Bitcoin is a volatile asset, like, the market sold off substantially more, and if, I mean, waits, maybe we'll, we'll have a conversation of if something is actually broken. But right now, this is nothing more to me than a little pullback. And I think the pullback, you know, could have a little horn to say, to go down, and I still wouldn't, you know, change my view of that. And I'm just hoping it stays down here until we buy some Bitcoin.

Ben Werkman  27:16

Well, we're currently back to the July 7 levels here. So it's, it's drawn back. It's around 109,250 right now, so we'll see it might be, might be doing you a favor here, Matt.

Avik Roy  27:26

Imagine in 2022 that there's a pullback in the market. Bitcoin’s only at $109,000

Ben Werkman  27:32

Yeah, I don't sounds crazy to even say, but you know, it is where we are in the Bitcoin space. So now, if you put on a different hat. Matt, so right now there's only one Bitcoin back credit issuer out there in the market, but over time, there's going to be several more. So now, as you're watching this activity out there, and you're hearing all this talk of cuts coming, and they're going to focus on the labor markets, which might mean that they might have to bring some more cuts in if they need to really drive things. Does that get you more excited or less excited to issue products now, if your main intent is to acquire Bitcoin?

Matt Cole  28:10

Oh, that's absolutely more excited. I mean, I think the Fed will play a substantial backstop into any disruption from AI, which I think one of the things that we've talked about historically is, how much will AI disrupt the labor market? How much will, you know, the change in immigration policy disrupt the labor market? There's all these different -- how much will tariffs disrupt the labor market? You know, I know we're probably going to talk about Intel and the United States buying, you know, you know, are there any implications of that, you know, I think the bottom line is, is that the Fed will play a backstop in the markets. And when that is the case, you want to be out there issuing, you know, these fixed income instruments. I think it's a great time, you know. I think as the market matures, I think there's a good chance that the rates that these instruments could be issued at will come down over time, which will benefit, you know, the issuers now will benefit issuers in the future. But you know, as the rates come down, it'll be because of the success of these instruments. And so even though the newer like Strategy issuing them now, the numerous issuers, over the next year might pay slightly higher rates. It'll be to their benefit as they build this market and are able to expand. But I do think that ultimately you won't have to pay 10% rates or 5% higher, 6% higher than US Treasuries to take Bitcoin credit risk.

Ben Werkman  29:43

Absolutely

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Ben Werkman  30:30

Should we switch gears and go over to Intel? That was pretty massive news that I think shocked a lot of people, and maybe it shouldn't have, but anytime you hear about the government taking a 9.9% stake in any company, that's a pretty strong signal, one as to what they're viewing as important nationally over the long term, right? You're not going to drive this on just any company. I think the fact that it was Intel makes a lot of sense, but they essentially got 9.9% using the funding that was already out there from the chips and science act. And then I think the other part was the was the Secure Enclave that national security initiative made up the other 3.2 billion. But then on top of it, and I haven't really heard this talked about a whole lot, is they've got five year warrants to go up to 13.3 which likely means more funding available for these chip manufacturers. What do you guys make out of this move? It's a pretty massive shift up in the markets.

Matt Cole  31:30

I think we should let our think tank expert Avik go first.

Avik Roy  31:35

Well, I'll recommend another book for people who are interested in this topic. It's called Chip Wars, and it really talks a lot about how the modern, high end semiconductor market came to be with a big, big emphasis on Intel and TSMC, the Taiwan Semiconductor Manufacturing Corporation. And I think one of the lessons from that book that's relevant to this topic is that you can't subsidize your way to chip dominance. China has been trying to do this for a long time. You don't think China doesn't want is isn't jealous of TSMC. Doesn't want to outperform TSMC. They have spent probably about $250 billion subsidizing their domestic advanced semiconductor industry, to no avail, because what TSMC has achieved the amount of engineering sophistication in not just TSMC processes itself, but the whole supply chain of equipment and raw materials that goes into building these advanced semiconductors, like the ones that mine Bitcoin, is incredibly, incredibly complex and requires incredible talent and sophistication. And so the idea that you're going to throw a lot of money at a domestic manufacturer, in the case of Intel, and you're going to catch up, it's, I just, I'm extremely skeptical that that's going to work, especially when you think about what the Biden era mandates that, that the chips act will put on these companies. You know, you have to have, like, you know, daycare, for for, for the workers, and all these things around, you know, DEI stuff that they layered in on there. And you know, some of that may roll back under Trump, because he does. He's ideologically in a different place, but still, I wouldn't be shocked if the US government doesn't lose money on its Intel investment here.

Matt Cole  33:33

I want to pop up another Bloomberg screen here, because this is a screen that I've been following very closely for years. So we have a semiconductor ETF that, you know, one of our theses was, you know, semiconductors being the new oil in this, in this, in this, in this new world. And look at the difference in total return between TSMC and Intel over the last five years, Intel is actually down in total return 44% within an environment where semiconductors of the new oil, there was one clear winner here in this race, and it was TSMC being able to produce these most advanced chips. And so, you know, I think that that is, you know, a really smart observation over that. It is not guaranteed at all, probably unlikely, that that Intel is a true competitor in this landscape and be able to to produce these chips as much as we would want that to not be the case. And Intel themselves has had a pretty bad history of leaning pretty hard in some of this ESG and DEI stuff, outside of even Biden forcing it on them. And you have to think that this has been covered pretty well over the last couple years, that maybe they've lost the plot a little bit from where they should have been focused, or maybe they had already lost in menu. They had lost it so they were trying to put window dressing on in the form of ESG to make it look prettier than it than it might otherwise be. But I. With regards to the US taking a stake. I think an important framework to think about here is, did the US force the stake on Intel, or did Intel actually want the stake? And I think Intel desperately wanted the stakes. I mean, you look at that, that graph, this is a struggling company that's not been competitive in a in a very important industry that had all these different grants, kind of, you know, government handouts that had been promised under previous administrations that really wanted to collect on them. They needed this. They needed this. And we can get into, like, should the government own stakes of companies? And I generally don't think that they that they should, but this was not like a situation in China where you might see where the government just comes in and takes over a company. I think this was the company desperately wanting help in any way, shape or form, and that this was strategic for Intel. And then when you look at some of the governance rights associated with this, like this, this increased the power of the Intel executive company in a major way, versus their state, their state of before the US government's actions. So I think this was strategic for Intel and for the United States. And I mean, I'm not a fan of the US taking positions, but if the US is going to cut a $10 billion check. As a taxpayer, I'd rather have an ownership position than just give a present away for nothing or nothing, except for mandates, DEI mandates, or the previous administration. So I guess, like where I come Matt, it was like, I wish the government wasn't cutting checks. I think this has a high probability of not being successful, but I prefer it to just giving away money or nothing.

Ben Werkman  36:45

Well, to your point on the power aspect there, Matt, I mean, I believe that their setup is that they're passive, right? And so they vote along with the board, and I think that's what you mean by the ownership rights there. The other thing that was in there was along with those five year warrants. It's affection, effectively, an anti outsourcing clause, right? They're making them hold the foundries domestically 51% so 51% of the foundry, or the manufacturing on those chips needs to be domestically owned within the United States. So it's clear that they're pushing it that direction, you know, with that clause, because they're putting that trigger in saying, if you fall below the 51% we're taking an additional stake up to 13.3% I believe ownership in the company

Matt Cole  37:29

Exactly, and I think and so how these investor rights work. If Intel didn't like that, they were within their rights to go raise $10 billion from someone else without those clauses. And the reality was, is that there was not $10 billion at that price without clauses that were more attractive to Intel. And so they test that deal. And I just think that that framework is so important to come back to that this wasn't, in my view. Maybe I'm wrong, but from everything I can read, this was not some forced nationalization. And so I think when you when you frame it that way, the risks of further action by the US government, like taking over micro strategy or something like that, to get a bunch of Bitcoin, I don't think this increases the probability of a forced action like that. Could the US under this administration of a bunch of business guys that are, you know, pumped to make deals, try to make deals. Maybe, yeah, but, but deals are, are different than then we are taking this company.

Avik Roy  38:31

And the other, the other piece of it too, is that, you know, and by the way, Trump has claimed that, in fact, Intel was very happy to get this take he, he said he, I can't remember, was a press conference or and he was somewhere, but he was quoted by reporters as saying, Yeah, I proposed that we should take a 10% stake in Intel when I met with the CEO. And the CEO was like, Yeah, sure, we would love that. So that's at least Trump's recounting of the conversation he had with the Intel CEO. And I would guess that a big part of it too is that Intel is thinking that they're the new Fannie and Freddie, right? Like this makes us too big to fail. If the government takes a stake in us, then the government also has a stake in our success and will bend the regulatory landscape in our favor. And that's the part of this that's probably the most insidious, because in a true market where you want other companies to rise, hopefully American companies to rise, and be able to compete with Intel, maybe Intel sees this as their way of getting a leg up.

Ben Werkman  39:33

Yeah, entirely possible. The noise did flow over into the Bitcoin space pretty quickly, and you already touched on this just briefly, Matt, but it always raises those questions, right where people have been looking for what's going to be the angle of the government to obtain stakes in Bitcoin, and does this raise any concerns for a company like a Strategy that's out there holding significant amount of Bitcoin? And I think one. The first things you have to look at is, well, what was the driver behind this, right? The driver was the incentive. It was the capital that was required for a company like Intel to have a desire to take the stake. So when you look at a company like MicroStrategy, the first question you have to ask is, what can the government offer them that they need for their strategy? If that was going to be a question. But broadly, you know, I think, no, you know, I don't see this flowing over into the Bitcoin Treasury companies, but it's an interesting thought experiment to go through, because we haven't really seen this in the US before, and so this does raise new questions, going, how prevalent is this going to become? How much wheeling and dealing are corporations going to be willing to do in order to get funding out of the government to build their businesses? Is this something that's going to have a huge amount of appetite and demand for it, or was this a strategic one off for something that's viewed as nationally strategic as chips? What do you guys think?

Avik Roy  40:58

I think in the near term, you're right that it's not something that's a near term risk or possibility for Bitcoin. But imagine a world in which these Bitcoin fixed in Bitcoin-backed fixed income instruments have ratings from rating agencies, you know, a, double, A, B, whatever it is, the central banks have shown both in crises and non-crisis periods, that they're willing to buy corporate debt that is reasonably rated. They haven't. They generally don't go so far as to buy unrated fixed income securities, at least that's historically not what they've done. But they have waded into corporate debt in the past, where they feel like the collateralization is reasonably high. So if we move into a world in which the bond rating agencies do start rating these Bitcoin backed instruments, does that then basically qualify them for being held by central banks, I'm interested in Matt's take on that.

Matt Cole  42:03

Yeah, I first want to actually talk about just what the position I think the US is in with regards to Bitcoin, even though we have a Bitcoin strategic reserve, but it was pretty small, some of that Bitcoin might be actually owed to people that it was illegally seized from. And so what the actual position of the Bitcoin is that's truly long term in the United States hands is probably pretty small. But there was a report earlier this year by River actually, that about 40% of all Bitcoin are held in the United States today. And so when you think about what that means is that the United States is Bitcoin rich because its citizens are Bitcoin rich versus any other country in the world. And obviously Strategy, from a corporate perspective, there's never going to be a company that owns more Bitcoin, in my view, than Strategy. Now we'll play for number two, but, but strategy, you know, has a ton of Bitcoin, and I think the more likely scenario is that other international corporations are much more likely to have their Bitcoin seized by a government. Why? Because the people in those countries own less Bitcoin. As much as you know I am a US dollar bear that I think the DXY goes down the US, United States still has the global reserve currency, and we have better governance. I think we are the one of the least likely nations in the world to actually have to seize Bitcoin, because we already have the Bitcoin held through our citizens and our corporations and that puts us in a strategically strong position to just through deregulation, make Bitcoin, make the United States the Bitcoin capital of the world. So I think that is the position that we are in as a nation. If there was some crisis scenario that the dollar just completely collapsed. I think you could throw all that out the window in a true, true crisis. But I don't think that we are there. I don't think that we have to be there for Bitcoin to go into the millions of dollar range and just play the devaluation trade, the Bitcoin going up to gold parity trade, I think all of those, and then even Bitcoin being considered money an option for money, or the dollar is an option for money. Bitcoin is an option for money. Gold's an option for money, Silver's an option for money. And just kind of to pull on that string, just a little bit little bit. So super interesting, gold and silver are actually legal tender in a handful of states already. Texas announced a law this year to make gold and silver legal tender. And there's a there's a book, an interesting book called pirate money that calls out as. Specific clause in the US Constitution, where states are constitutionally allowed to make gold and silver legal tender to be competitive with the US Dollar as an option, as an opt out for federalism, to give power back to the States. I mean, maybe Bitcoin is actually added to that in the future, I think that there would be a strong reason to think that it might, and that states might actually challenge to make that happen. And I think all of those things for the United States are a much better path to go down than seizing Bitcoin from a corporation. But we will, I guess we'll have to see how the future plays out and then over. If you were saying if, the if the central banks will, will allow custody of Bitcoin?

Avik Roy  45:47

No, I was saying, like it to the degree that central banks sometimes wade into owning corporate debt as a way of providing liquidity to markets. Could corporate debt include Bitcoin back corporate debt at some point in the future?

Matt Cole  46:03

Yeah, it absolutely could. Now the Federal Reserve doesn't own and they primarily own treasuries and agency mortgages. That's the primary debt issuance. Is that, that, that they own? I think you would have to get a, a true crisis for them to continue to go out. You know, the risk spectrum there. I think it's possible. But my if you have a different tape of my base case would be that they continue to just buy more and more US Treasuries, because and even less agency mortgages, because ultimately, what they're trying to ensure is that the US can finance its debt.

Avik Roy  46:38

Yeah, I think that's right. I think the Federal Reserve has certainly been the most conservative of the central banks in terms of wading into corporate debt. But other central banks have been more aggressive on that front. You know, one of the things that you made me think about in your in your other comments, is that one on the policy side, a lot of our work in the Bitcoin space at Freeop, has been about how to prevent the worst case scenarios in the near term, so that the Bitcoin ecosystem can be allowed to grow. So I wrote a an essay for a quarterly policy journal called National Affairs about four years ago, called Bitcoin in the US fiscal reckoning, and talked a lot about how Bitcoins importance is going to increase over time because of the federal debt. But the policy takeaway, the point, the message I was trying to send to Washington. To Washington was legalized, ETFs ban, CBDC, Central Bank, digital currencies and own Bitcoin on that on the Treasury's balance sheet, have a Bitcoin reserve, because those would be the things that would align the US government's interests with those of Bitcoin so that there wouldn't be an effort to ban Bitcoin or make Bitcoin less useful. We've obviously gotten two out of three with the ETFs and the Bitcoin reserve that the banning of CBDCs has not officially happened yet, but so that's but that has allowed the Bitcoin community to grow and be more politically influential, because the Bitcoin community was, as you guys know, very involved in in the 2024 elections, both at the presidential level and at the congressional level, that had a huge impact. That's then steered both Democrats and Republicans to be a little bit less anti Bitcoin, maybe not always so pro Bitcoin, but less anti Bitcoin, recognizing that it's not worth the fight if there's going to be a lot of of financial support for pro Bitcoin candidates. So that's been really important. And then with the current administration and the some of the legislation that we've seen out of Congress, there's another leg to this, this thesis right, which is that you're going to see even more regulatory space through some of the things that's happening at the SEC, some of the things around stable coins that are going to are going to allow this ecosystem to grow even further, such that, you know, whenever the next election happens, where a more Bitcoin skeptical government arises. Bitcoin is going to be so entrenched by that point that it's going to be hard to turn back the clock. I think that's one of the things that's been really important about the last four or five years that are going to continue at least through 28/29 and then we'll see. But that's a long period of time for the Bitcoin community to kind of sink its teeth into the ecosystem and get itself into position where it's hard to take out. And to your point, Matt, as Bitcoin Treasury companies grow and become a bigger part of equity markets, and therefore 401K's people who are invested in the S&P500 and other indices and ETFs, if you start to really attack Bitcoin, that's like attacking the tech industry, you're attacking a big part of people's portfolios, even if they're only passively invested in markets. And I think once you get to that point, it becomes really hard for there to be a US policy crackdown outside of some crazy crisis that. Can't anticipate right now.

Ben Werkman  50:01

Let me pose one more question to you of it, because I'm really enjoying hearing your point of view here. What do you view as more strategically important to the United States long term, holding Bitcoin themselves, or fostering the adoption and use within its own economy and markets?

Avik Roy  50:16

Definitely the latter. They're both important. I think I look at the first one as kind of a leading indicator into the latter. But what's most important, and this is one of the a new paper I just published recently as part of the Satoshi papers, a book that we published at the through Bitcoin media and the Texas Bitcoin Foundation. The chapter that I wrote in that book, you can get at our website. It's the title of the free op version, is three scenarios of how a US fiscal crisis could harm ordinary Americans. And it's about basically thinking about, if there's a fiscal crisis in the future, how would the government, in theory, try to crack down on Bitcoin and make it less useful? And the takeaway from this piece, in terms of like, how to make Bitcoin resilient to that potential crisis in the future is, as you said, Ben, make Bitcoin more useful. The more people that own Bitcoin and use it and or own or in their in their portfolios, own Bitcoin related businesses or Bitcoin Treasury companies, whatever it is, the more people are connected to Bitcoin success, directly or indirectly, the harder it is politically to take away another thing that I argue in the piece that's a bit of a more subtle point, but I think it's going to be very important over the long term, is the rise of the potential rise of and the development of decentralized peer to peer exchanges of US dollars, whether in stable coin form or cash form for Bitcoin, meaning it's not enough, just that the Bitcoin itself is a censorship resistant peer to peer network for transmitting value. That's great. That's the, of course, the breakthrough from the white paper. But if we want more and more people to be able to migrate to a Bitcoin based ecosystem and avoid the capital controls that may potentially arise in the future. If you want to make Bitcoin resilient to that potential crackdown in the future, what you also have to do is make it so that people can exchange dollars and other fiat currencies for Bitcoin in a censorship resistant way. So the technology for that doesn't exactly exist yet, but there are people working on and I would say the more the Bitcoin community can be aware that that's an important problem to solve, the more resilient we'll be to that outcome in the future. And the benefit of that is, let's say, 10 years from now, that environment exists where you can transmit dollars into Bitcoin and vice versa, without the government being able to censor those transactions, then the government won't even bother to try to censor those transactions, because they know they won't be able to, and we won't. Then, therefore, have a repeat of what happened in the 30s with gold and FDR.

Ben Werkman  52:52

Great answer.

Matt Cole  52:54

I absolutely love that. And it just kind of gets into you. Went deep on the Bitcoin side, the self custody side, why that is so important, and that's the that's the foundation, right? The foundation that we build on as a Bitcoin Treasury company. And it's not to break the foundation. It's not to go in different direction. It's actually to preserve the importance of self custody, right? Where you ask most of the current Bitcoin Treasury company CEOs, what they think the first thing people should do and get into Bitcoin, it's buy Bitcoin and self custody, learn how to self custody like that. That is the foundation. That is your financial freedom, right? And it is so important to preserve that and we saw that get attacked over the last several years, where Europe was has been going hard down the CBDC route. You saw financial you know, censorship. You saw censorship on social media. You saw the government in all these different angles. It is so important to protect that and actually to expand it to your point, in the ability to transact between different currencies where, that's where, if you think about kind of what I was talking about a little bit ago, where the states, or the federal government, making Bitcoin legal tender, and then allowing the transaction from one currency to the other in a way that is not able to be intercepted by the government, that ultimately will propel The United States to be a leader into the future, because you're giving up a little bit of control, and you'll always be able to point at, what about fun, you know, funding, you know, terrorism. Or, you know, you know, making allowing money laundering to happen. Well, it's like, you know where the biggest source of funding terrorism happens today. It's the dollar. Like you can, you can control outcomes, but it's at a cost of freedom. You want to, you want to reduce traffic deaths, or reduce the traffic speed to five miles an hour, very few people would die driving in cars that couldn't go faster than five miles an hour. But yet, we don't do that. Why? Because there's benefits beyond to actually take some risk and. And I think we're going to have to go move to a society where we take some risk with but the movement of money and allow those freedoms to prosper. And love the way you framed that.

Avik Roy  55:09

Yeah, you know, the other thing I would mention is on the corporate side. You know, corporations that own Bitcoin can move their mobile right? So we saw this, let's say, 10/15, years ago, those who are listeners, who follow Financial Markets, will remember the inversion craze, when corporate tax rates in the US were really high compared to other industrialized countries, and so you were seeing a lot of mergers where big American companies were merging with Canadian companies or Irish companies or Swiss companies so that they could get to a lower tax rate. Then finally, that got fixed, when in 2017 we reduced the corporate tax rate in the US to 21% which made it pretty competitive. In fact, slightly lower than the typical industrial country average. I bring that up to say that if a lot of companies, not just Bitcoin Treasury companies, but if you see broad adoption of Bitcoin as a treasury asset in the corporate world, and the government tries to say, the US, government tries to say, hey, hand it over. We don't like the fact that you own Bitcoin. We want you to sell it back to us. You could imagine a lot of companies leaving the US, and none of us should obviously root for that outcome, but the fact that the option exists makes it harder for the US to implement the policy. That's kind of the point I'm trying to make. Is the ability the freedom to leave creates the resiliency to a bad policy that the government might want to impose. That's literally why the Berlin Wall was built. Right? It was built because East Germans were fleeing East Germany and moving to West Germany, and the Soviet bloc was embarrassed by this, so they built the Berlin wall to prevent East Germans from leaving. And similarly here, the more you have that freedom to exit, the less likely it is, or the harder it is for the government to really crack down.

Ben Werkman  56:56

I think we've probably reached a great ending point there. Wow. Thank you very much for joining us. Avik, those were incredible insights. I really enjoyed that. That was really fun. Tim, I feel like we do have to wrap up, though, with the final update on your unconference. Here you guys are coming into the home stretch. You guys have been planning away. I'm sure you haven't been able to sleep much as you guys are trying to pull this off in a very short time frame anything new to update people on, or timelines they need to be aware of.

Tim Kotzman  57:24

Yeah, I had a meeting with Ed and the team this morning, and he's been told by several people that host small, medium and large conferences, that there's literally no way to pull together a conference in six to eight weeks. So the I guess just the fact that we're doing it is a testament that you can really do everything you can do. You can just do things, right Ben? You can just do things. I do think, you know, it's probably a truism that the earlier you start selling tickets, maybe the more tickets you'll sell, maybe the sooner you start talking to potential sponsors and partners, maybe the more progress you can make on that so but, but even today, I had people reaching out like actual, actually executives of Bitcoin Treasury companies that have Not yet purchased their tickets. So I would say, for anyone that's still trying to purchase a ticket or have a conversation about being a sponsor, just want more information, please reach out to either edge lean myself and yeah, everything's coming together. We're excited for September 17 and September 16 at PUBKEY to kick things off. And yeah, it's going to be awesome to be in the room with everybody, and also cool to live stream it out to the world and kind of put Bitcoin treasuries on the map with a conference all its own. And super cool. So yeah, appreciate you asking about it. And unless anybody has any anything else you know I can, I can wrap it for us, for, for this week, August 25, Episode 24 of the hurdle rate. Thank you, Avik for joining us. For, for Avik, Roy Ben Werkman and Matt Cole. I'm Tim Kotzman, thanks everybody for watching and listening, and we'll see you next week on the next edition of the Hurdle Rate.

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